Profit and Loss
Dunamis Charge, Inc
January-December, 2024

Distribution account	Total
Income	
BEVI PAYBACK	5,500.00
Crowd Funding	10,070.83
Discounts/Refunds Given	500.00
Sales	129,944.09
Settlement Income	20,359.67
Total for Income	**$166,374.59**
Cost of Goods Sold	
COGS Health Insurance	28,098.83
COGS - Labor	615,617.37
Product/Quality or Compliance Certifications	64,597.00
Subcontract Cost of Labor	817,357.86
Supplies & Materials - COGS	464,390.69
Total for Cost of Goods Sold	**$1,990,061.75**
Gross Profit	**-$1,823,687.16**
Expenses	
Advertising & Marketing	45,164.05
Advertising/Promotional	55,064.04
Stationary & Print Services	10,732.37
Website	11,610.39
Total for Advertising & Marketing	**$122,570.85**
Auto	
Auto Gas	1,778.14
Auto Repair/Maintenance	1,278.01
Parking	388.80
Total for Auto	**$3,444.95**
Bank Charges & Fees	1,832.46
Computer IT & Software	116,195.23
Contractors	144.00
Contract Professional Services	63,363.78
Bookkeeping & Accounting	16,674.25
Consulting	82,334.68
Legal	53,213.63
Payroll Fees	13,926.60
Total for Contract Professional Services	**$229,512.94**
Dues & subscriptions	19,180.54
Event Expenses	1,761.73
Gifts	370.75

Installation Fees	225,462.92
Lobbying/ Advocacy	60,000.00
Meals & Entertainment	23,846.93
Office Equipment	13,349.29
Office Supplies & Software	9,227.98
Outside Services	
Administrative	150.00
Project Mgmt	325.81
Total for Outside Services	**$475.81**
Payroll Expenses	
HEALTH CARE	175.00
Insurance	
General Liability Ins	35,125.51
Health Ins	10,343.47
Other Insurance	1,772.95
Worker's Comp	212.00
Total for Insurance	**$47,453.93**
Total for Payroll Expenses	**$47,628.93**
Rent & Lease	18,854.19
Executive Offices	22,410.00
Plant Lease	177,461.33
Total for Rent & Lease	**$218,725.52**
Repairs & Maintenance	4,251.00
Salaries and Wages	
Employee Reimbursements	1,525.31
Salaries & Wages -Internal Contract Staff	229,017.80
Taxes	47,517.24
Total for Salaries and Wages	**$278,060.35**
Seminars, Training, Confrences	7,567.30
Shipping, Freight & Delivery	6,407.15
Small Tools, Equipment & Office Furniture < $2,500.00	1,300.00
Sponsorship	9,250.00
Storage	648.10
Supplies & Materials	756.06
Transportation	752.32
Travel	75,870.29
Uncategorized Expense	86,930.46
Utilities	7,574.16
Internet & Communication	5,761.96
Total for Utilities	**$13,336.12**
Total for Expenses	**$1,578,859.98**
Net Operating Income	**-$3,402,547.14**
Other Income	

Grant Income	92,850.92
MEDC- Inclusive Entrepreneurship Grant Program	2,500,000.00
Total for Grant Income	**$2,592,850.92**
Interest Earned	1.78
Verification Deposits	0.49
Total for Other Income	**$2,592,853.19**
Other Expenses	
Depreciation Expense	2,400.00
Total for Other Expenses	**$2,400.00**
Net Other Income	**$2,590,453.19**
Net Income	**-$812,093.95**

Accrual Basis Tuesday, October 07, 2025 01:13 PM GMTZ